      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 2002


                                                      REGISTRATION NO. 333-71064
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 ELOQUENT, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                         7379                        94-3221868
(State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
             of                 Classification Code Number)      Identification Number)
      incorporation or
        organization)


                         1730 EL CAMINO REAL, 3RD FLOOR


                              SAN MATEO, CA 94402

                                 (650) 294-6500
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                            CLIFFORD A. REID, PH.D.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 ELOQUENT, INC.

                         1730 EL CAMINO REAL, 3RD FLOOR


                              SAN MATEO, CA 94402

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                              KENNETH L. GUERNSEY
                                JODIE M. BOURDET
                               EDWARD A. DEIBERT
                               COOLEY GODWARD LLP
                         ONE MARITIME PLAZA, 20TH FLOOR
                            SAN FRANCISCO, CA 94111
                                 (415) 693-2000
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                      SUBJECT TO COMPLETION, JUNE 3, 2002



                                 849,995 SHARES


                                 ELOQUENT, INC.


                                  COMMON STOCK


The Selling
Stockholders:           The selling stockholders identified in this prospectus
                        are selling 849,995 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.


Offering Price:         The selling stockholder may sell the shares of common
                        stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section entitled "Plan of Distribution" on page 13.



Trading Market:         Our common stock is traded on the Nasdaq National Market
                        under the symbol "ELOQ." On May 30, 2002, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $0.36 per share.



RISKS: INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE THREE.


     THE SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is June   , 2002

                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus for more information on the risks involved in investing in our stock.

                                  OUR BUSINESS
OVERVIEW

     Eloquent(R) provides sales effectiveness solutions that enable our customers to increase the productivity of their sales and marketing organizations, accelerate new product revenue and reduce product launch expenses. Eloquent's LaunchForce(TM) application enables production and hosting of rich media product and sales content, personalized delivery of the content and detailed measurement of the results. Rich media content involves the combination of video, audio, graphics and text in a synchronized, searchable and navigable format. LaunchForce delivers rich media content on the Web via intranets or extranets or CD-ROMs. Eloquent LaunchForce services include software development and system integration, video and rich media content production and hosting. With LaunchForce, our customers, which are primarily Fortune 1000 companies, roll out new product information to field sales organizations and channel partners, monitor their audience's understanding and adjust content when necessary to improve knowledge transfer. Since our inception in March 1995, we have utilized our rich media technology to help companies improve their ability to deliver critical product and sales information to globally dispersed audiences in a cost-effective and timely manner and have produced content for more than 250 customers.

     In February 1996, we introduced the first version of our solutions platform, which included the essential elements of content production and navigation, including synchronized video, audio, graphics and text as well as searchable transcripts, for delivery on CD-ROM. In following years, we enhanced our content production to include such features as searchable slides, variable speed playback and high-resolution video. In April 1998 we introduced hosting services for content delivery and in January 1999, we launched our professional services organization to provide professional media development services.

     In July 1996, we introduced our application server software, which expanded delivery of content production from CD-ROM to intranets. In November 1997, we enhanced our server software by expanding delivery options to include Web-based transmissions at 28.8 Kbps and tracking and reporting capabilities. In following years, we further enhanced our application software enabling customers to organize, manage, secure, personalize and enrich all forms of streaming content.

     In May 2001, we introduced LaunchForce, a scalable enterprise software solution designed to manage, measure and improve sales and field readiness to globally distributed audiences. To support our enterprise software solution we offer software development and system integration, video and rich media content production and hosting services.


     In November 2001, we announced FirstLaunch, a new offering of prepackaged hardware, software and services aimed at those companies that have recurring product launch needs. The FirstLaunch program consists of those components required to ensure sales and field readiness, including LaunchForce software, cameras and hardware for self-publishing, optional hosting services for the software, and LaunchForce consulting services including training and sharing of best practices. The FirstLaunch program enables companies to adopt LaunchForce on a rental basis, with an option to purchase or to continue renting in the future.


     Most of our revenue to date has been from our content production services. We expect content production services to produce the largest portion of our revenue for the foreseeable future, but we intend to increase sales of our enterprise software so that software license revenue constitutes an increasing percentage of our revenue. The gross margin attributable to software license revenue is significantly higher than that of our content production services. We cannot assure you that we will be able to increase the proportion of software license revenue and, therefore, we cannot assure you that we will be able to proportionally improve our gross margin. As of December 31, 2001, we had not recorded any revenue related to our FirstLaunch program.

     A limited number of large customers have accounted for a majority of our revenue, and will continue to do so for the foreseeable future. One customer, Compaq Computer Corporation, accounted for more than 10% of our total revenue in the year ended December 31, 2001. To date, most of our customers have been in the telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals industries.

     We have not achieved profitability on a quarterly or annual basis to date and we may continue to incur net losses for the foreseeable future. As of December 31, 2001, we had an accumulated deficit of $106,500,000. In December 2000, we announced a plan to restructure operations and gave notice of termination to 80 employees and consultants. The restructuring is intended to better align us with future market opportunities brought about by our new product introductions and to reduce cash expenditures prior to revenue growth. In 2001, we recorded additional restructuring expense relating to various office leases as part of our December 2000 restructuring plan. This estimate is based on current comparable rates for leases in our market. If facilities rental rates continue to decrease in our market or if it takes longer than expected to sublease these facilities, the actual loss could exceed this estimate. Our restructuring activities support the transition of our product focus to Eloquent LaunchForce from the production of rich media events. We expect to increase our operating expenses commensurate with any increases in revenue. If we are not able to increase revenue, our business, financial condition and operating results would suffer.

     In this prospectus, we are registering shares of common stock issued in connection with our acquisition of Rebop Media, Inc. Please see a discussion of the transaction in the sections entitled "Recent Events" and "Selling Stockholders."


     Our company incorporated in Delaware in March 1995. Our executive offices are located at 1730 El Camino Real, 3rd Floor, San Mateo, California 94402. Our telephone number is (650) 294-6500. Our Web site is located at www.eloquent.com. Information contained on our Web site does not constitute part of this offering memorandum.


RECENT EVENTS

     On July 5, 2001, we acquired Rebop Media, Inc., a California corporation ("Rebop"). Rebop is a recently formed live video-based Web conferencing company. Rebop's live Web conferencing solution is designed to integrate with our LaunchForce software. As a result of the acquisition, our customers are expected to benefit from a fully integrated live to on-demand sales effectiveness solution.

     Pursuant to the Merger Agreement, we acquired all outstanding shares of capital stock of Rebop, and Rebop became a wholly owned subsidiary of Eloquent. As consideration for the acquisition of Rebop, the former shareholders of Rebop (including Clifford A. Reid, an officer, director and major stockholder of Eloquent and Rebop) received an aggregate of 802,481 shares of Eloquent common stock valued at approximately $1,100,000 at the announcement date and approximately $3,813,000 in cash. In addition, the former Rebop option holders received options to purchase an aggregate of 47,514 shares of Eloquent common stock valued at approximately $100,000 at the announcement date. The source of the funds used for the acquisition was Eloquent's cash reserves.

     At the closing of the acquisition, ten percent of the stock issued and cash paid to the former shareholders of Rebop was placed in escrow to secure certain indemnification obligations contained in the Merger Agreement. The escrow terminated six months following the closing and no claims were made against the escrow and there have been no waivers of claims for which this escrow would be used.

     Please see also the section entitled "Selling Shareholders" for further information about the related party return of this transaction.

                                  RISK FACTORS

     Our business, financial condition or operating results could be seriously harmed by any of the following risks. In addition, the trading price of our common stock could decline due to any of the following risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

  WE COMPETE IN NEW AND RAPIDLY EVOLVING TECHNOLOGY AND WEB-RELATED MARKETS, WE NEED TO MANAGE PRODUCT TRANSITIONS AND TO DEVELOP NEW PRODUCT FEATURES IN ORDER TO SUCCEED.

     Our future success depends in part on our ability to manage the product transition from focusing on providing rich media content production services to providing our sales readiness enabling solution, LaunchForce. Managing this transition and marketing LaunchForce requires us to present a compelling value proposition to our potential customers. Therefore, we must do the following:

     - identify new applications for our existing products;

     - anticipate the features and functionality that will reduce our customers' costs as well as the time from customer product introduction to first revenue;

     - incorporate those features and functionality into products that can be easily deployed;

     - communicate and demonstrate the operational impact of the features and functionality; and

     - price our products competitively and offer flexible licensing models.

     If we are not successful in achieving these objectives on a long-term basis, our business, financial condition and operating results will suffer.

  WE EXPECT TO CONTINUE TO INCUR LOSSES, AND AS A RESULT WE MAY NOT ACHIEVE PROFITABILITY.


     We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. Our failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital. We incurred a net loss of approximately $3.7 million in the quarter ended March 31, 2002 compared to $4.2 million in the quarter ended March 31, 2001. We incurred a net loss of approximately $20.4 million in the year ended December 31, 2001. As of March 31, 2002, we had an accumulated deficit of approximately $110.2 million. In December 2000, we announced a plan to restructure operations. The plan is intended to better align us with future market opportunities brought about by our new product introductions and to reduce cash expenditures prior to revenue growth. In June 2001, we recorded additional restructuring expense relating to various office leases as part of our December 2000 restructuring plan. In April 2002, we announced that in response to continuing weak economic conditions for software manufacturers, we had reduced the number of employees from approximately 80 to approximately 40. As a result, we expect to utilize less office space and have relocated to space that was deemed excess in 2000 but which we have been unable to sublet. Although we have initiated actions to reduce cash expenditures and expenses, there can be no assurance that the reduction in our cash expenditures will cause our existing cash balance to last until we are successful in generating additional revenue or achieving profitability, if we are able to do so at all.

  OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUE MAY CAUSE OUR STOCK PRICE TO FALL.

     In some future quarter, our operating results may be below the expectations of public market analysts and investors, which may cause the price of our common stock to fall. The factors that may cause our quarterly operating results to fall short of expectations include:

     - delays of customer orders, which could prevent us from recognizing revenue until later quarters;

     - the slowdown and potential recession of the US and international economies may cause customers to defer or decrease their orders, resulting in fewer sales;

     - seasonal trends in sales of our solutions, which could result in lower quarterly revenue in the fourth quarter;

     - downward pressure on prices paid by our customers, as a result of competition or other factors, which could reduce our quarterly revenue even if we maintain or increase the number of sales;

     - new product and service introductions by our competitors, which could cause our competitors to capture revenue that we otherwise could have received;

     - increased costs incurred as we expand operations, increase our marketing efforts or undertake other initiatives, which could reduce our profit margin if not matched by a corresponding growth in revenue; and

     - technical difficulties or system downtime affecting the Web generally or the operation of our network or servers, which could cause customer dissatisfaction and reduce our revenue.


     We have experienced and expect to continue to experience seasonality in our business. Due to the marketing cycles of our customers, sales of our content production services generally tend to be lower in the fourth calendar quarter of each year. Because the market for enterprise software designed to improve sales and field readiness using the Web is still new, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures.


     Our quarterly operating results may fluctuate significantly in the future because of a variety of factors, many of which are outside our control. As a result, operating results for any particular quarter may not be indicative of future operating results.

  WE DEPEND ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A MAJORITY OF OUR REVENUE, SO THE LOSS OF OR DELAY IN PAYMENT FROM ONE OR A SMALL NUMBER OF CUSTOMERS COULD HAVE A LARGE IMPACT ON OUR REVENUE AND OPERATING RESULTS.


     If we were to lose a key customer, our business, financial condition and operating results would suffer. In addition, if a key customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenue and operating results would suffer. A limited number of large customers have accounted for a majority of our revenue and will continue to do so for the foreseeable future. For example, four customers, Compaq Computer Corporation, BTGN Company LLC, FileNET Corporation and KLA-Tencor Corporation each accounted for more than 10% of our total revenue for the three months ended March 31, 2002. Due to our limited number of large customers, the cancellation or delay of a customer order during a given quarter is likely to significantly reduce revenue for the quarter.


  THE LENGTH OF OUR SALES CYCLE IS UNCERTAIN AND THEREFORE COULD CAUSE SIGNIFICANT VARIATIONS IN OUR OPERATING RESULTS.

     Because we are transitioning our product focus to LaunchForce from the production of rich media events, the length of our sales cycle -- the time between an initial customer contact and completing a sale -- can be unpredictable. The time between the date of our initial contact with a potential new customer and the execution of a sales contract with that customer generally ranges from less than two months to more than nine months, depending on the significance of the financial terms of the arrangement, the relative size of the customer's, installation of our solution, and other factors. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal acceptance procedures. During the sales cycle, we may expend substantial sales and management resources without generating corresponding revenue. Our expense levels are relatively fixed in the short term and are based in part on our expectations of our future revenue. As a result, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represents a large portion of our revenue. The current slowdown, and potential recession, in the US and international economies may cause our sales cycle to lengthen even further. If this occurs, our orders and revenue may be adversely impacted.

  WE MAY NOT BE ABLE TO BUILD AN EFFECTIVE SALES ORGANIZATION, WHICH WOULD PREVENT US FROM ACHIEVING THE INCREASED SALES VOLUME NECESSARY FOR US TO ACHIEVE PROFITABILITY.


     In order to increase our revenue, we must build an effective sales organization. If we do not do so, we will not be able to increase our sales sufficiently to achieve profitability. In connection with our restructuring activities, we have reduced the size of our sales organization. Our future success will depend in part on our ability to recruit and retain qualified sales personnel and to train and motivate such personnel. In the past, we have had difficulty recruiting, retaining and managing qualified sales personnel. We cannot guarantee that we will not encounter similar difficulties in the future. Competition for personnel, particularly in the San Francisco Bay Area, where we are located, is intense. Many of the companies competing with us for qualified sales personnel are larger and more established than we are and have greater financial resources than we do. This may make it even more difficult for us to recruit and retain such personnel.


     Our operational history suggests that the level of sales we achieve is generally determined by the number of sales personnel we employ. In 1998 and early 1999, we suffered a significant decline in sales to customers in the western United States primarily due to attrition in our West Coast sales force. If we experience turnover in our sales force in the future, our business, financial condition and operating results may suffer. Newly hired sales personnel generally do not become fully productive until they have worked for at least two quarters. Because of the time required to recruit new sales personnel and for them to become fully productive, an unanticipated loss of sales personnel could result in an under productive sales organization and reduced sales for a significant period of time.


  WE DEPEND ON TECHNOLOGY LICENSED FROM OTHER COMPANIES. WE MAY NOT BE ABLE TO RENEW THESE LICENSES AS THEY EXPIRE FROM TIME TO TIME, AND WE MAY NOT BE ABLE TO REPLACE THE LICENSED TECHNOLOGY WITHOUT SIGNIFICANT EXPENSE OR ENGINEERING EFFORTS, IF AT ALL.



     Our desktop player software, which runs on an end user personal computer to allow the user to view an event, and LaunchForce, include technologies that other companies have licensed to us. If we are unable to maintain or renew these licenses when they expire, we would be forced to remove these technologies from our products and develop or license comparable technologies. This could require additional license fees or extensive engineering efforts, or significantly decrease our products' functionality, either of which could harm our business, financial condition and operating results.


     In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In that event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

     We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

  WE OPERATE IN MARKETS THAT WILL BECOME INCREASINGLY COMPETITIVE, WHICH COULD LEAD TO DECREASING PRICES AND REDUCED PROFITABILITY.

     The market for sales effectiveness solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

     - providers of customer and partner relationship management software;


     - companies who help deliver product information to potential customers via personalized web sites;


     - companies who help deliver product information to a sales force via groupware or a portal;

     - providers of rich media software tools;

     - multimedia content production and delivery companies;


     - digital asset management and similar companies which provide content management for objects including media;


     - companies that provide web-based systems for live collaboration among a small audience; and

     - traditional business communications and learning solution companies that offer live meeting and seminar services.

     In addition, our customers and potential customers represent a source of competition to the extent they decide to develop in-house sales effectiveness and field readiness solutions.


     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors, and competitive pressures may cause our business to suffer.


  WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

     We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we will not be able to operate efficiently or maintain the quality of our products. Either outcome would harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.


  WE WILL DEPEND ON REVENUE FROM OUR CONTENT HOSTING BUSINESS, WHICH WILL SUFFER IF OUR HOSTING EQUIPMENT OR SOFTWARE SYSTEM EXPERIENCE FAILS.



     Our future success depends in part on our ability to successfully host our software on behalf of our customers on our servers. Our ability to host our software will depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We do not have fully redundant hosting systems, a formal disaster recovery plan or alternative providers of hosting services. We also may not have business interruption insurance sufficient to compensate us for losses that may occur. All of our hosting servers are located at AT&T Hosting Services' ("AT&T") facilities in Redwood City, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures or similar events. They are also subject to computer viruses, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at the AT&T facility could result in interruptions in our hosting service. In addition, the failure by AT&T to provide the data communications capacity that we require could result in interruptions in our hosting service. Any damage to or failure of our hosting systems could result in interruptions in our hosting service. System interruptions will reduce our revenue and profits, and our future revenue and profits will be harmed if our customers believe that our hosting system is unreliable.


  POTENTIAL ERRORS IN OUR SOFTWARE COULD HARM OUR REPUTATION AND REDUCE OUR SALES AND PROFITABILITY.


     Software defects discovered after we release our software could result in loss of revenue, delays in market acceptance and harm to our reputation. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales. Our software has in the past contained, and may in the future contain, bugs or errors. Although we typically design our customer license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in our software. Even though we maintain insurance that covers damages arising from the implementation and use of our software, we cannot assure you that our insurance would cover or be sufficient to cover any product liability claims against us.


  WE HAVE IN THE PAST EXPERIENCED RETURNS OF OUR PRODUCTS, AND AS OUR BUSINESS GROWS WE MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.


     In the past, some of our customers have returned our rich media events to us because they felt that modifications were required for the product to meet project specifications and the customer's requirements. It is likely that we will experience some level of returns in the future and the amount of returns may increase despite our efforts to minimize returns. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future.


  THE FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY IMPAIR OUR COMPETITIVE POSITION.

     Our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property are critical to our success. If we are unable to adequately protect our rights from infringement by competitors or others, or from misuse by our licensees, the competitive advantage that our rights provide will be weakened.

     We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

     We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. The steps taken by us to protect our proprietary rights may not be adequate. Although we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation.

  WE MAY BECOME SUBJECT TO INTELLECTUAL PROPERTY LITIGATION IN THE FUTURE THAT COULD CAUSE US TO INCUR SIGNIFICANT EXPENSE AND COULD REQUIRE US TO ALTER OUR PRODUCTS.

     We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business. Third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights in the future. In such event, we may be forced to pursue infringement claims against such third parties. These claims also could cause us to expend significant financial and managerial resources.

RISKS RELATED TO THE INTERNET


  OUR FUTURE SUCCESS DEPENDS ON CONTINUED GROWTH IN USE OF THE WORLDWIDE WEB FOR BUSINESS COMMUNICATIONS.


     Our business could suffer if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, including:

     - inadequate network infrastructure;

     - security concerns;

     - inconsistent quality of service;

     - lack of availability of cost-effective and high-speed service; and

     - changes in government regulation of the Web.

     If Web usage grows, the Web infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Web could lead to decreased use of our products and would therefore harm our business.

  IF WE ARE UNABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES THAT CHARACTERIZE THE WEB, OUR BUSINESS WILL SUFFER.

     Our future success will depend on our ability to continually improve our solutions. To do so, we will need to continually enhance our solutions in response to the rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements that characterize the market for Web products and services. In the event new multimedia enabling technologies are developed and widely adopted, we may be required to make fundamental and costly changes in our technology. We may not be able to make these enhancements or changes in a cost-effective manner fast enough to keep up with our competitors or at all. In this event, our business would suffer.

RISKS RELATED TO OUR COMMON STOCK

  OUR STOCK PRICE HAS BEEN EXTREMELY VOLATILE IN THE PAST AND IS LIKELY TO BE EXTREMELY VOLATILE IN THE FUTURE, WHICH COULD CAUSE YOU TO LOSE ALL OR A PART OF YOUR INVESTMENT AND MAY RESULT IN COSTLY AND DISTRACTING SECURITIES LITIGATION.

     The market price of our common stock has been volatile in the past and is likely to be extremely volatile in the future. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Securities litigation could result in substantial costs and a diversion of our management's attention and resources. The stocks of Web-related and technology companies like ours have experienced extreme price and volume fluctuations in recent months, many of which appear unrelated to the companies' business, financial condition or operating results. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by these market-wide and industry-wide price and volume fluctuations.

  OUR COMMON STOCK HAS RECENTLY BEGUN TRADING ON THE NASDAQ SMALLCAP MARKET. IF WE FAIL TO MEET OR MAINTAIN THE LISTING REQUIREMENTS OF THAT MARKET, OUR COMMON STOCK MAY BE TRADED ON THE OTC BULLETIN BOARD. IN EITHER EVENT, AS A RESULT, TRADING IN OUR COMMON STOCK MAY BECOME MORE DIFFICULT, FEWER INVESTORS MAY BE WILLING TO PURCHASE OUR COMMON STOCK AND OUR STOCK PRICE MAY DECLINE.



     Our common stock has recently transferred from the Nasdaq National Market to the Nasdaq SmallCap Market. We must maintain a minimum closing bid price of $1.00 for 10 consecutive trading days before August 13, 2002 and meet other minimum continued listing requirements. If we are unable to maintain the minimum closing bid price by that date but are able to maintain a minimum market value of our public float of $5 million and a stockholders equity minimum of $10 million, we will have until February 10, 2003 to meet the minimum bid price requirement. As of March 31, 2002, our stockholders equity was $18.8 million but as of late May 2002, the market value of our public float was less than $5 million. There can be no assurance that we will be able to meet these requirements as of August 13, 2002. If we fail to comply with these requirements within the required period of time, our common stock will be traded on the OTC Bulletin Board.



     Our common stock price may decline as a result of the listing of our common stock on the Nasdaq SmallCap Market or the OTC Bulletin Board. Both markets are seen as less prestigious and less efficient, making it more difficult to trade in our common stock. The liquidity of our common stock may then be adversely impacted. Certain analysts may no longer provide research coverage of Eloquent, making it more difficult for investors to keep apprised of our corporate developments. In addition, our stock could potentially be subject to what are known as the penny stock rules, which place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, the ability or willingness of broker-dealers to sell or make a market in our common stock may decline. Further, our ability to raise additional capital through the issuance of stock could be seriously impaired because investors, including many institutional investors, may be unwilling or unable to purchase shares of our common stock.


  OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK, WHICH ENABLES THEM TO CONTROL MATTERS DECIDED BY THE STOCKHOLDERS.

     Our directors and executive officers and their affiliates beneficially own a significant portion of our common stock. As a result of their beneficial ownership, our directors and executive officers, acting alone or with others, are able to control most matters requiring stockholder approval, including the election of directors and approval of significant transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Eloquent. This could prevent our stockholders from realizing a premium over the market price for their shares or from bringing about a change in management.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to our future plans, objectives and expectations and our current intentions. In some cases, you can identify these statements by the use of words such as "anticipates," "believes," "may," "should," "will," "could," "plans," "expects," "future," "intends" and similar expressions. Each of these forward-looking statements involves risks and uncertainties. In addition to forward-looking statements made by us, this prospectus also contains forward-looking statements attributed to certain third parties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including but not limited to those discussed in the section entitled "Risk Factors" beginning on page seven.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends for the foreseeable future.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


     - Annual Report on Form 10-K/A for the year ended December 31, 2001;



     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;



     - Current Report on Form 8-K filed on July 6, 2001, as amended by Form 8-K/A filed on September 7, 2001 and Form 8-K/A filed on May 31, 2002;


     - The description of the Company's Common Stock contained in our Registration Statement on Form 8-A, as filed on January 21, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                 Eloquent, Inc.

                         1730 El Camino Real, 3rd Floor


                              San Mateo, CA 94404

                                 (650) 294-6500

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              SELLING STOCKHOLDERS

     During the summer of 2000, our management and Board of Directors determined the need to either develop or acquire technology that would allow us to offer live video-based Web conferencing as part of our business communications solution. Our management and Board of Directors evaluated several potential companies with "live" technology as potential acquisitions and also considered investing in a new company to be founded by Cliff Reid, an officer, director and holder of more than 5% of our common stock. Given the anticipated acquisition price of other companies and our desire to have a product designed to integrate seamlessly with our on-demand software, our management and Board determined that it was in the best interests of the company and our stockholders to invest in a new company rather than acquire an existing company.

     In October 2000, Eloquent and Rebop Media, Inc. ("Rebop"), a recently formed live video-based web conferencing company, entered into a strategic relationship whereby we invested approximately $1,500,000 in Rebop. The investment was for Series A Preferred stock and represented approximately 18% of Rebop's capital stock on an as-if converted basis. The investment was accounted for using the equity method. However, because Eloquent bore substantially all the economic risk of Rebop's operations, Eloquent recorded 100% of Rebop's operating losses in 2001 and 2000 of approximately $1,327,000 and $918,000, respectively, including stock-based compensation charges of $531,000 and $358,000, respectively, as research and development expense.


     As part of this investment we obtained the right, subject to the approval of our Board of Directors, to acquire Rebop at a later date if Rebop successfully installed its product in three customer sites. The acquisition of Rebop was to be by means of the issuance of a number of shares of our common stock, the number to be determined through a formula based on the market price of our common stock at the time we elected to exercise the option to acquire Rebop. Alternatively, at our option, we could acquire Rebop for $13,600,000 in cash.


     Dr. Reid did not participate in discussions by the Board of our investment and purchase option of Rebop. To ensure that the negotiations for the investment were arms-length, Dr. Reid also did not negotiate on behalf of Eloquent on the terms of the strategic relationship.

     Members of our Board of Directors believed that the formula would result in a reasonable purchase price for Rebop in comparison to the anticipated potential acquisition price for other companies with live technology. The formula established an acquisition price that our Board of Directors believed would yield a satisfactory return on investment. Further, as the value of the transaction was limited to a maximum of $13,600,000, we determined that the cost of hiring an outside adviser was disproportionately large as compared to the size of the transaction.

     Rebop's Web conferencing solution, "LaunchForce Live", is designed to integrate with our LaunchForce on-demand software. As a result of the acquisition, our customers are expected to benefit from a fully integrated live to on-demand sales effectiveness solution. Cliff Reid, our Chief Executive Officer and director and major stockholder, served as President and Chief Executive Officer of Rebop.


     In April 2001, following Rebop's successful installation of its product in three customer sites and with our Board's unanimous approval (Dr. Reid abstaining), we exercised our right to acquire Rebop. Given general economic and stock market conditions existing at that time, including the market price of our common stock, our Board of Directors determined that the number of shares of our common stock to be issued in the acquisition would have resulted in significant dilution to our existing stockholders. Therefore, our Board of Directors, with Dr. Reid abstaining, unanimously determined that it was in the best interests of the Company to renegotiate the terms of the purchase agreement to reflect the general decrease in the value of internet based companies between the time of our initial investment and the time we exercised our right to acquire Rebop. Because the purchase price had already been established in the original acquisition agreement, the Board determined that it was in the best interests of our Company and the stockholders to limit the dilution caused by the acquisition by capping the number of shares of common stock to be issued in the acquisition and to pay the remainder of the acquisition price in cash. The total value of the transaction was determined using the formula set forth in the original agreement to determine the value of the Eloquent common stock price and total value of the transaction. The parties then determined a maximum number of shares of Eloquent common stock to issue, and paid the remainder of the transaction value in cash. The maximum number of shares of common stock to be issued was based in part on the market value of Rebop established by an analysis performed by the Company's management. In performing its analysis regarding the fair value of Rebop, our management considered, among other things, the current high-tech market, synergies arising from incorporation of Rebop's technology into our existing products and the future cash flows of these products. Based on the rules of the National Association of Securities Dealers, the governing body of the Nasdaq National market, the restructured transaction was not subject to the approval of Eloquent's stockholders. The original structure of the transaction, however, would have been subject to approval because of the number of shares of Eloquent common stock that would have been issued.


     On June 22, 2001, we agreed to acquire Rebop pursuant to a First Amended and Restated Agreement and Plan of Merger by and among Rebop Acquisition Corp., a California corporation, Rebop and us.

     In July 2001, Eloquent completed its acquisition of all the outstanding shares of Rebop common stock and common stock options for approximately $3,813,000 in cash and 849,995 shares of common stock (including shares issuable on exercise of stock options) valued at approximately $1,207,000 and acquisition costs of approximately $310,000. The source of the funds for the acquisition was available cash reserves. The value of the common stock and options was determined based on the average market price of Eloquent's common stock over the 5-day period before and after the terms of the acquisition were announced in June 2001. The shares of Rebop's series A preferred stock owned by Eloquent were cancelled as part of the transaction. At the closing of the acquisition on July 5, 2001, 10% of the stock to be issued and cash to be paid to the former shareholders of Rebop (including Dr. Reid) was placed in escrow to secure certain indemnification obligations contained in the merger agreement. The escrow terminated in January 2002 without Eloquent making any claims against the escrow, resulting in the release of all cash and stock held.

     Dr. Reid owned between 23% and 26% of the outstanding shares of Rebop, on an as-if converted basis, during the period between our initial investment and the conclusion of the merger negotiations. No other employees or directors of Eloquent owned any Rebop stock during the negotiations of the investment or the acquisition.

     The following table sets forth certain information regarding the beneficial ownership of our common stock, as of March 1, 2002 by each of the selling stockholders. The shares being offered by each selling stockholder hereunder were received by such selling stockholder in connection with the acquisition of Rebop. The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

     The share amount set forth below for Clifford Reid represents 12.4% of our outstanding stock as of March 1, 2002 adjusted as required by rules promulgated by the SEC. None of the other share amounts set forth below represents more than 1% of our outstanding common stock as of March 1, 2002 adjusted as required by rules promulgated by the SEC. These percentages are based on 19,276,166 shares outstanding on March 1, 2002, adjusted as required by rules promulgated by the SEC.

SELLING STOCKHOLDER AND                 NUMBER OF     SHARES BEING   PERCENTAGE OF SHARES   SHARES HELD IN
AFFILIATION WITH REGISTRANT            SHARES OWNED     OFFERED          OUTSTANDING            ESCROW
---------------------------            ------------   ------------   --------------------   --------------
Clifford Reid(1).....................   2,433,314(2)    524,314              12.4%               --
Kenneth Grant(3).....................      63,308        63,308                 *                --
Charles Anderson(4)..................      63,308        63,308                 *                --
Neal Rutta...........................      63,308        63,308                 *                --
Murray Low...........................      58,243        58,243                 *                --
Brett Johnson........................      30,000        30,000                 *                --
Logigear Corporation(5)..............      39,595(7)     39,595                 *                --
Viragos TM(6)........................       7,919(7)      7,919                 *                --

---------------

 *  Less than 1%.

(1) Clifford Reid has served as the Chairman of the Board since the Registrant's inception in March 1995 and as the Chief Executive Officer of the Registrant since November 2000. Mr. Reid previously served as the Chief Executive Officer and President of the Registrant from March 1995 until January 1999.

(2) Shares are beneficially owned by the Clifford A. Reid Living Trust.

(3) Kenneth Grant was employed periodically by the Registrant as a principal architect and later as an independent consultant from November 1995 until June 2000. After the acquisition of Rebop by the Registrant, Mr. Grant was employed by the Registrant as the chief architect until December 2002.

(4) Charles Anderson was employed fulltime by the Registrant as a software engineer from October 1995 until April 1997. After the acquisition of Rebop by the Registrant, Mr. Anderson was employed fulltime by the Registrant as a software engineer until February 2002.

(5) Logigear Corporation has been employed periodically by the Registrant as an independent software consultant since August 2001.

(6) Viragos TM has been employed periodically by the Registrant as an independent marketing consultant since December 2000.

(7) Represents the number of shares of our common stock issuable to these selling stockholders on the exercise of options to purchase shares of common stock of Rebop Media, Inc., assumed by us in connection with the acquisition of Rebop.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon receiving notice from a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

     - in the over-the-counter market;

     - in private transactions;

     - through options;

     - by pledge to secure debts and other obligations; or

     - a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                 LEGAL MATTERS

     For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                    EXPERTS

     The consolidated financial statements of Eloquent, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Eloquent, Inc. for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The financial statements of Rebop Media, Inc. incorporated in this Prospectus by reference to Eloquent, Inc.'s Current Report on Form 8-K/A dated May 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   TRADEMARKS

     Eloquent and the Eloquent logo are trademarks of Eloquent, Inc. All other trademarks are the property of their respective owners.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT
AS OF           , 2002. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE
AS OF ANY OTHER DATE.

                                 849,995 SHARES

                                 ELOQUENT, INC.

                                  COMMON STOCK

                             ---------------------


                                   PROSPECTUS


                                           , 2002

                             ---------------------


                                           TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     3
Forward Looking Statements..................................     9
Use of Proceeds.............................................     9
Dividend Policy.............................................    10
Where You Can Get More Information..........................    10
Selling Stockholders........................................    10
Plan of Distribution........................................    13
Legal Matters...............................................    14
Experts.....................................................    14


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee........................................   $   146.62
Accounting fees.............................................   $20,000.00
Legal fees and expenses.....................................   $30,000.00
Miscellaneous...............................................   $20,000.00
Printing and engraving......................................   $ 5,000.00
                                                               ----------
Total.......................................................   $75,146.62
                                                               ==========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may modify the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We have entered into indemnity agreements with each of our current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. The litigation described in our annual report filed on Form 10-K for the year ended December 31, 2001 describes litigation pending against the Company which may give rise to claims by certain of our current and former officers for indemnification. At present, there is no other pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any other threatened litigation that may result in claims for indemnification. We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so. We have obtained directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 5.1*..   Opinion of Cooley Godward LLP.
23.1...   Consent of PricewaterhouseCoopers LLP, (Registrant).
23.2...   Consent of PricewaterhouseCoopers LLP, (Rebop).
23.3*..   Consent of Cooley Godward LLP (Reference is made to Exhibit
          5.1).
24.1*..   Power of Attorney

---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 31 of May, 2002.


                                          ELOQUENT, INC.

                                          By:     /s/ CLIFFORD A. REID

                                            ------------------------------------
                                                      Clifford A. Reid
                                            Chief Executive Officer and Director


                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
              /s/ CLIFFORD A. REID                    Chairman of the Board, Chief       May 31, 2002
------------------------------------------------     Executive Officer and Director
                Clifford A. Reid                     (Principal Executive Officer)

               /s/ R. JOHN CURSON                       Chief Financial Officer,         May 31, 2002
------------------------------------------------        Secretary, and Treasurer
                 R. John Curson                         (Principal Financial and
                                                          Accounting Officer)

                     /s/ *                                      Director                 May 31, 2002
------------------------------------------------
               Michael E. Herman

                     /s/ *                                      Director                 May 31, 2002
------------------------------------------------
                 Sara M. Nolan

                     /s/ *                                      Director                 May 31, 2002
------------------------------------------------
               Anthony P. Brenner

                     /s/ *                                      Director                 May 31, 2002
------------------------------------------------
               Terry L. Opdendyk

            * By: /s/ R. JOHN CURSON
   ------------------------------------------
                 R. John Curson
                Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
   5.1*   Opinion of Cooley Godward LLP.
  23.1    Consent of PricewaterhouseCoopers LLP, (Registrant).
  23.2    Consent of PricewaterhouseCoopers LLP, (Rebop).
  23.3*   Consent of Cooley Godward LLP (Reference is made to Exhibit
          5.1).
  24.1*   Power of Attorney

---------------

* Previously filed.